Exhibit 21

Tredegar Corporation

Entity	State of Incorporation
Tredegar Corporation	Virginia
Bon L Aluminum LLC	Virginia
Bon L Campo Limited Partnership	Texas
Bon L Holdings, LLC	Virginia
Bonnell Aluminum (Clearfield), Inc.	Delaware
Bonnell Aluminum (Corporate), Inc.	Virginia
Bonnell Aluminum (Elkhart), Inc.	Virginia
Bonnell Aluminum, Inc.	Virginia
Bonnell Aluminum (Niles), LLC	Virginia
El Campo GP, LLC	Virginia
Guangzhou Tredegar Film Products Company Limited	China
Idlewood Properties, Inc.	Virginia
Terphane Acquisition Corp. II	Cayman Islands
Tredegar Far East Corporation	Virginia
Tredegar Film Products (Korea), Inc.	Republic of Korea
Tredegar Performance Films Inc.	Virginia
Tredegar Surface Protection, LLC	Virginia